UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report
(Date of earliest event reported):

July 26, 2007

THERMO FISHER SCIENTIFIC INC.
(Exact name of Registrant as specified in its Charter)

Delaware	1-8002	04-2209186
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

81 Wyman Street, P.O. Box 9046 Waltham, Massachusetts	02454-9046
(Address of principal executive offices)	(Zip Code)

(781) 622-1000
(Registrant's telephone number
including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

This Current Report on Form 8-K contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in the Company's Quarterly Report on Form 10-Q for the most recent quarter, under the caption "Risk Factors," which is on file with the Securities and Exchange Commission and available in the "Investors" section of our Website under the heading "SEC Filings." We also may make forward-looking statements about the benefits of the merger of Thermo Electron and Fisher Scientific, including statements about future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; use and protection of intellectual property; dependence on customers' capital spending policies and government funding policies; realization of potential future savings from new productivity initiatives; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; the effect of exchange rate fluctuations on international operations; the effect of laws and regulations governing government contracts; the effect of competing with certain of our customers and suppliers; and the effect of rapid changes in the healthcare industry. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change and, therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Current Report on Form 8-K.

Item 2.02 Results of Operations and Financial Condition.

On July 26, 2007, the Registrant announced its financial results for the fiscal quarter ended June 30, 2007. The full text of the press release issued in connection with the announcement is attached as Exhibit 99.1 to this Form 8-K and incorporated herein by reference.

The information contained in this Form 8-K (including Exhibit 99.1) shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

(c)   Exhibits

The following Exhibit relating to Item 2.02 shall be deemed "furnished", and not "filed":

99.1   Press Release dated July 26, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on this 26th day of July, 2007.

THERMO FISHER SCIENTIFIC INC.

By: /s/ Peter E. Hornstra
     Peter E. Hornstra
     Vice President and Chief Accounting Officer

EXHIBIT 99.1

ThermoFisher
S C I E N T I F I C

News

FOR IMMEDIATE RELEASE
Media Contact Information:
Lori Gorski
Phone: 781-622-1242
E-mail: lori.gorski@thermofisher.com
Website: www.thermofisher.com

Investor Contact Information:
Ken Apicerno
Phone: 781-622-1111
E-mail: ken.apicerno@thermofisher.com

Thermo Fisher Scientific Reports Record Revenues and Adjusted EPS in Second Quarter 2007

Company Raises Financial Guidance for the Full Year

WALTHAM, Mass., (July 26, 2007) – Thermo Fisher Scientific Inc. (NYSE: TMO), the world leader in serving science, reported that revenues increased to $2.39 billion in the second quarter of 2007 (largely as a result of the November 2006 merger with Fisher Scientific), compared with $713 million in the 2006 quarter. GAAP diluted earnings per share (EPS) were $.37 in 2007, versus $.29 in the year-ago period. GAAP operating income for the 2007 quarter was $243 million, compared with $72 million in 2006, and GAAP operating margin was 10.2%, compared with 10.1% a year ago.

Adjusted EPS grew 55% to $.65 in the second quarter of 2007, versus $.42 in the 2006 quarter. For a better year-to-year comparison of the company's operating performance, we are presenting our revenues and adjusted operating results on a pro forma basis, as if Thermo and Fisher had been combined for all of 2006. Second quarter revenues grew 9% over pro forma 2006 revenues of $2.19 billion. Acquisitions (including those by Fisher prior to the merger) contributed 1% of the growth, and currency translation increased revenues by 2%. Adjusted operating income for the quarter increased 25% over pro forma 2006 results, and adjusted operating margin expanded 220 basis points to 17.0%, compared with pro forma adjusted operating margin of 14.8% in the 2006 period. Adjusted EPS, adjusted operating income and adjusted operating margin are non-GAAP measures that exclude certain items detailed later in this press release under the heading "Use of Non-GAAP Financial Measures."

Second Quarter Highlights
- Revenues grew 9% over pro forma 2006
- Adjusted EPS rose 55%
- Adjusted operating income increased 25% over pro forma 2006
- Adjusted operating margin expanded 220 basis points over pro forma 2006
- New integrated solutions launched at ASMS (American Society for Mass Spectrometry) Conference expand mass spectrometry portfolio
- Opened new RNAi services laboratory to support drug discovery and development
- Sales of mercury monitoring systems to U.S. utilities continued at record pace
- Introduced new series of portable elemental analyzers after quarter-end

- more -

ThermoFisher
SCIENTIFIC

"We are pleased to report another record quarter," said Marijn E. Dekkers, president and chief executive officer of Thermo Fisher Scientific. "We achieved excellent adjusted EPS and operating income results on good top-line growth, and continued our trend of significant operating margin expansion. We've now delivered three strong quarters as Thermo Fisher Scientific, clearly demonstrating that we are successfully operating as one company. High demand for our new products, healthy end markets and our continued operating discipline are all coming together to fuel this excellent performance.

"Our customers are recognizing the true extent of our combined capabilities, and we are intent on leveraging our breadth of technologies and services to meet their needs. We continue to develop the integrated workflows our life sciences customers rely on to accelerate their research, from new mass spectrometry solutions introduced at ASMS to our new services for RNAi-based screening. Outside the laboratory, our technologies are helping customers comply with increasing environmental and consumer safety regulations, leading to record sales of our portable elemental analysis instruments and air-quality monitors."

Mr. Dekkers added, "Based on our strong earnings in the first half, we are again raising our adjusted EPS guidance for the full year, and now expect earnings to be in the range of $2.50 to $2.56 for 2007, versus the $2.43 to $2.53 that we announced last quarter. This would lead to adjusted EPS growth of 31 to 34% over 2006. We are also increasing our revenue guidance to a range of $9.50 to $9.55 billion for 2007, from the $9.4 to $9.5 billion we previously announced. This would represent an increase of approximately 7 to 8% over our pro forma 2006 results." (This guidance includes the favorable impact of a full year of results from 2006 acquisitions and also takes into account the unfavorable effects of 2006/2007 divestitures. The 2007 guidance does not factor in any future acquisitions or divestitures, and is based on present currency exchange rates. In addition, the adjusted EPS estimate excludes amortization expense for acquisition-related intangible assets and certain other items detailed later in this press release under the heading "Use of Non-GAAP Financial Measures.")

Management uses adjusted operating results to monitor and evaluate performance of the company's business segments. Results in the following segment information are reported on a pro forma adjusted basis for 2006, as if Thermo and Fisher had been combined for the entire year.

Analytical Technologies Segment
Revenues in the Analytical Technologies Segment grew 13% in the second quarter of 2007 to $1.04 billion, compared with pro forma 2006 revenues of $915 million. Operating income increased 32% in the second quarter of 2007, and operating margin rose to 19.8%, versus pro forma 2006 results of 17.0%.

Laboratory Products and Services Segment
In the Laboratory Products and Services Segment, revenues grew 6% in the second quarter of 2007 to $1.43 billion, compared with pro forma 2006 revenues of $1.35 billion. Operating income increased 18% in the second quarter of 2007, and operating margin rose to 13.9%, versus pro forma 2006 results of 12.5%.

- more -

ThermoFisher
S C I E N T I F I C

Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use certain non-GAAP financial measures, including adjusted EPS, adjusted operating income and adjusted operating margin, which exclude restructuring and other costs/income and amortization of acquisition-related intangible assets. Adjusted EPS also excludes certain other gains and losses, tax provisions/benefits related to the previous items, benefits from tax credit carryforwards, the impact of significant tax audits or events and discontinued operations. We exclude the above items because they are outside of our normal operations and/or, in certain cases, are difficult to forecast accurately for future periods. We believe that the use of non-GAAP measures helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts the company's performance, especially when comparing such results to previous periods or forecasts.

For example:

We exclude costs and tax effects associated with restructuring activities, such as reducing overhead and consolidating facilities in connection with the Fisher merger and our Kendro acquisition. We believe that the costs related to these restructuring activities are not indicative of our normal operating costs.

We exclude certain acquisition-related costs, including charges for the sale of inventories revalued at the date of acquisition and professional fees related to the merger with Fisher. We exclude these costs because we do not believe they are indicative of our normal operating costs.

We exclude the expense and tax effects associated with the amortization of acquisition-related intangible assets because a significant portion of the purchase price for acquisitions may be allocated to intangible assets that have lives of 5 to 20 years. Our adjusted EPS estimate for 2007 excludes approximately $.84 of expense for the amortization of acquisition-related intangible assets for acquisitions completed through the second quarter of 2007. Exclusion of the amortization expense allows comparisons of operating results that are consistent over time for both our newly acquired and long-held businesses and with both acquisitive and non-acquisitive peer companies.

We also exclude certain gains/losses and related tax effects, benefits from tax credit carryforwards and the impact of significant tax audits or events, which are either isolated or cannot be expected to occur again with any regularity or predictability and that we believe are not indicative of our normal operating gains and losses. We exclude gains/losses from items such as the sale of a business or real estate, the early retirement of debt and debt facilities and discontinued operations.

Thermo Fisher's management uses these non-GAAP measures, in addition to GAAP financial measures, as the basis for measuring the company's core operating performance and comparing such performance to that of prior periods and to the performance of our competitors. Such measures are also used by management in their financial and operating decision-making and for compensation purposes.

- more -

The non-GAAP financial measures of Thermo Fisher's results of operations included in this press release are not meant to be considered superior to or a substitute for Thermo Fisher's results of operations prepared in accordance with GAAP. Reconciliations of such non-GAAP financial measures to the most directly comparable GAAP financial measures are set forth in the accompanying tables. Thermo Fisher's earnings guidance, however, is only provided on an adjusted basis. It is not feasible to provide GAAP EPS guidance because the items excluded, other than the amortization expense, are difficult to predict and estimate and are primarily dependent on future events, such as acquisitions and decisions concerning the location and timing of facility consolidations.

Conference Call

Thermo Fisher Scientific will hold its earnings conference call today, July 26, at 9:00 a.m. Eastern time. To listen, dial 866-802-4321 within the U.S. or 703-639-1318 outside the U.S., and use conference ID 1026517. You may also listen to the call live on our Website, www.thermofisher.com, by clicking on "Investors." You will find this press release, including the accompanying reconciliation of non-GAAP financial measures and related information, in that section of our Website under "Quarterly Results." An audio archive of the call will be available under "Webcasts and Presentations" through Friday, August 31, 2007.

About Thermo Fisher Scientific

Thermo Fisher Scientific Inc. (NYSE: TMO) is the world leader in serving science, enabling our customers to make the world healthier, cleaner and safer. With an annual revenue rate of more than $9 billion, we employ 30,000 people and serve over 350,000 customers within pharmaceutical and biotech companies, hospitals and clinical diagnostic labs, universities, research institutions and government agencies, as well as environmental and industrial process control settings. Serving customers through two premier brands, Thermo Scientific and Fisher Scientific, we help solve analytical challenges from routine testing to complex research and discovery. Thermo Scientific offers customers a complete range of high-end analytical instruments as well as laboratory equipment, software, services, consumables and reagents to enable integrated laboratory workflow solutions. Fisher Scientific provides a complete portfolio of laboratory equipment, chemicals, supplies and services used in healthcare, scientific research, safety and education. Together, we offer the most convenient purchasing options to customers and continuously advance our technologies to accelerate the pace of scientific discovery, enhance value for customers and fuel growth for shareholders and employees alike. Visit www.thermofisher.com.

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, under the caption "Risk Factors," which is on file with the Securities and Exchange Commission and available in the "Investors" section of our Website under the heading "SEC Filings." We also may make forward-looking statements about the benefits of the merger of Thermo Electron and Fisher Scientific, including statements about future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: the risk that the businesses will not be

Thermo Fisher
S C I E N T I F I C

integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; use and protection of intellectual property; dependence on customers' capital spending policies and government funding policies; realization of potential future savings from new productivity initiatives; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; the effect of exchange rate fluctuations on international operations; the effect of laws and regulations governing government contracts; the effect of competing with certain of our customers and suppliers; and the effect of rapid changes in the healthcare industry. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change and, therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to today.

###

Consolidated Statement of Income (unaudited) (a)

(In millions except per share amounts)	Three Months Ended			
	June 30, 2007	% of Revenues	July 1, 2006	% of Revenues
Revenues	$ 2,385.9		$ 713.5	
Costs and Operating Expenses (f)(g):				
Cost of revenues	1,419.1	59.5%	388.9	54.5%
Selling, general and administrative expenses	514.7	21.6%	181.3	25.4%
Amortization of acquisition-related intangible assets	142.1	6.0%	25.6	3.6%
Research and development expenses	58.7	2.5%	40.7	5.7%
Restructuring and other costs, net (d)	8.3	0.3%	4.8	0.7%
	2,142.9	89.8%	641.3	89.9%
Operating Income	243.0	10.2%	72.2	10.1%
Interest Income	10.6		3.4	
Interest Expense	(33.2)		(8.0)	
Other Income, Net	1.9		1.2	
Income from Continuing Operations Before Income Taxes	222.3		68.8	
Provision for Income Taxes	(34.4)		(19.8)	
Income from Continuing Operations	187.9		49.0	
Loss on Disposal of Discontinued Operations (net of income tax provision of $1.8 in 2007; includes income tax benefit of $0.6 in 2006)	(24.0)		(1.1)	
Net Income	$ 163.9	6.9%	$ 47.9	6.7%
Earnings per Share from Continuing Operations:				
Basic	$ .44		$ .30	
Diluted	$ .42		$ .30	
Earnings per Share:				
Basic	$ .39		$ .30	
Diluted	$ .37		$ .29	
Weighted Average Shares:				
Basic	424.0		161.3	
Diluted	446.5		165.5	

Reconciliation of Adjusted Operating Income and Adjusted Operating Margin

	June 30, 2007	% of Revenues	July 1, 2006	% of Revenues
GAAP Operating Income (a)	$ 243.0	10.2%	$ 72.2	10.1%
Cost of Revenues Charges (c)	11.2	0.5%	1.3	0.2%
Restructuring and Other Costs, Net (d)	8.3	0.3%	4.8	0.7%
Amortization of Acquisition-related Intangible Assets	142.1	6.0%	25.6	3.6%
Adjusted Operating Income (b)	$ 404.6	17.0%	$ 103.9	14.6%

Reconciliation of Adjusted Net Income

	June 30, 2007	% of Revenues	July 1, 2006	% of Revenues
GAAP Net Income (a)	$ 163.9	6.9%	$ 47.9	6.7%
Cost of Revenues Charges (c)	11.2	0.5%	1.3	0.2%
Restructuring and Other Costs, Net (d)	8.3	0.3%	4.8	0.7%
Amortization of Acquisition-related Intangible Assets	142.1	6.0%	25.6	3.6%
Amortization of Acquisition-related Intangible Assets – Equity Investments	0.1	0.0%	-	0.0%
Provision for Income Taxes (e)	(58.5)	-2.5%	(10.9)	-1.5%
Discontinued Operations, Net of Tax	24.0	1.0%	1.1	0.1%
Adjusted Net Income (b)	$ 291.1	12.2%	$ 69.8	9.8%

Reconciliation of Adjusted Earnings per Share

	June 30, 2007		July 1, 2006	
GAAP EPS (a)	$ 0.37		$ 0.29	
Cost of Revenues Charges, Net of Tax (c)	0.01		-	
Restructuring and Other Costs, Net of Tax (d)	0.01		0.02	
Amortization of Acquisition-related Intangible Assets, Net of Tax	0.21		0.10	
Amortization of Acquisition-related Intangible Assets, Net of Tax – Equity Investments	-		-	
Discontinued Operations, Net of Tax	0.05		0.01	
Adjusted EPS (b)	$ 0.65		$ 0.42	

Segment Data

(In millions except percentage amounts)	Three Months Ended			
	June 30, 2007	% of Revenues	July 1, 2006	% of Revenues
Revenues				
Analytical Technologies	$ 1,038.5	43.5%	$ 531.5	74.5%
Laboratory Products and Services	1,433.7	60.1%	182.0	25.5%
Eliminations	(86.3)	-3.6%	-	0.0%
Consolidated Revenues	$ 2,385.9	100.0%	$ 713.5	100.0%
Operating Income and Operating Margin				
Analytical Technologies	$ 205.7	19.8%	$ 77.5	14.6%
Laboratory Products and Services	198.9	13.9%	26.4	14.5%
Subtotal Reportable Segments	404.6	17.0%	103.9	14.6%
Cost of Revenues Charges (c)	(11.2)	-0.5%	(1.3)	-0.2%
Restructuring and Other Costs, Net (d)	(8.3)	-0.3%	(4.8)	-0.7%
Amortization of Acquisition-related Intangible Assets	(142.1)	-6.0%	(25.6)	-3.6%
GAAP Operating Income (a)	$ 243.0	10.2%	$ 72.2	10.1%

Pro Forma Data (unaudited) (h)

(In millions except percentage amounts)	Three Months Ended	
	July 1, 2006	% of Revenues
Pro Forma Revenues (h)		
Analytical Technologies	$ 915.4	41.8%
Laboratory Products and Services	1,350.8	61.7%
Eliminations	(77.5)	-3.5%
Pro Forma Combined Revenues	2,188.7	100.0%
Pre-merger Fisher Scientific Results, Net of Eliminations	(1,475.2)	
GAAP Consolidated Revenues (a)	$ 713.5	
Pro Forma Operating Income and Operating Margin (h)		
Analytical Technologies	$ 155.7	17.0%
Laboratory Products and Services	168.8	12.5%
Other/Eliminations	(0.4)	
Pro Forma Adjusted Combined Operating Income (b)	324.1	14.8%
Pre-merger Fisher Scientific Results Included Above	(220.2)	
Adjusted Operating Income (b)	103.9	14.6%
Cost of Revenues Charges (c)	(1.3)	-0.2%
Restructuring and Other Costs, Net (d)	(4.8)	-0.7%
Amortization of Acquisition-related Intangible Assets	(25.6)	-3.6%
GAAP Operating Income (a)	$ 72.2	10.1%

(a) "GAAP" (reported) results were determined in accordance with U.S. generally accepted accounting principles (GAAP).

(b) Adjusted results are non-GAAP measures and exclude certain charges to cost of revenues (see note (c) for details); amortization of acquisition-related intangible assets; restructuring and other costs, net (see note (d) for details); the tax consequences of the preceding items (see note (e) for details); and results of discontinued operations.

(c) Reported results in 2007 include $11.2 primarily for charges for the sale of inventories revalued at the date of acquisition. Reported results in 2006 include $1.3 of accelerated depreciation on manufacturing assets abandoned due to facility consolidations.

(d) Reported results in 2007 and 2006 include restructuring and other costs, net, consisting principally of severance, abandoned facility and other expenses of real estate consolidation, net of net gains in 2006 on the sale of product lines and abandoned facilities.

(e) Reported provision for income taxes includes $58.5 and $10.9 of incremental tax benefit in 2007 and 2006, respectively, for the pre-tax reconciling items between GAAP and adjusted net income.

(f) Consolidated depreciation expense in 2007 and 2006 is $45.0 and $13.4, respectively.

(g) Consolidated equity compensation expense included in both reported and adjusted results is $12.3 and $6.9 in 2007 and 2006, respectively. The expense was included as follows: in 2007, cost of revenues $0.8, selling, general and administrative expenses $10.9, and research and development expenses $0.6; and in 2006, cost of revenues $0.7, selling, general and administrative expenses $5.8, and research and development expenses $0.4.

(h) Pro forma results combine the results of the company with the pre-merger results of Fisher Scientific International Inc. Equity compensation expense of $18.2 is included in the pro forma 2006 results as follows: cost of revenues $0.8, selling, general and administrative expenses $16.9, and research and development expenses $0.5.

Consolidated Statement of Income (unaudited) (a)

(In millions except per share amounts)		June 30, 2007	% of Revenues	July 1, 2006	% of Revenues
			Six Months Ended		
Revenues	$	4,724.1		$	1,397.8	
Costs and Operating Expenses (f)(g):					
Cost of revenues		2,847.2	60.3%	760.6	54.4%
Selling, general and administrative expenses		1,025.9	21.7%	358.2	25.6%
Amortization of acquisition-related intangible assets		281.4	6.0%	51.2	3.7%
Research and development expenses		118.5	2.5%	79.4	5.7%
Restructuring and other costs, net (d)		15.7	0.3%	8.4	0.6%
		4,288.7	90.8%	1,257.8	90.0%
Operating Income		435.4	9.2%	140.0	10.0%
Interest Income		19.5		6.9	
Interest Expense		(70.4)		(15.7)	
Other Income, Net		3.5		1.7	
Income from Continuing Operations Before Income Taxes		388.0		132.9	
Provision for Income Taxes		(61.3)		(40.3)	
Income from Continuing Operations		326.7		92.6	
Income from Discontinued Operations (net of income tax provision of $0.1)		0.1		-	
(Loss) Gain on Disposal of Discontinued Operations (includes income tax provision of $1.8 and $1.3)		(24.0)		2.2	
Net Income	$	302.8	6.4%	$	94.8	6.8%
Earnings per Share from Continuing Operations:					
Basic	$	.77		$	.57	
Diluted	$	.74		$	.56	
Earnings per Share:					
Basic	$	.72		$	.58	
Diluted	$	.68		$	.57	
Weighted Average Shares:					
Basic		422.0		162.2	
Diluted		443.8		166.3	

Reconciliation of Adjusted Operating Income and Adjusted Operating Margin

		June 30, 2007	% of Revenues	July 1, 2006	% of Revenues
GAAP Operating Income (a)	$	435.4	9.2%	$	140.0	10.0%
Cost of Revenues Charges (c)		47.6	1.0%	1.3	0.1%
Restructuring and Other Costs, Net (d)		15.7	0.3%	8.4	0.6%
Amortization of Acquisition-related Intangible Assets		281.4	6.0%	51.2	3.7%
Adjusted Operating Income (b)	$	780.1	16.5%	$	200.9	14.4%

Reconciliation of Adjusted Net Income

		June 30, 2007	% of Revenues	July 1, 2006	% of Revenues
GAAP Net Income (a)	$	302.8	6.4%	$	94.8	6.8%
Cost of Revenues Charges (c)		47.6	1.0%	1.3	0.1%
Restructuring and Other Costs, Net (d)		15.7	0.3%	8.4	0.6%
Amortization of Acquisition-related Intangible Assets		281.4	6.0%	51.2	3.7%
Amortization of Acquisition-related Intangible Assets – Equity Investments		0.1	0.0%	-	0.0%
Provision for Income Taxes (e)		(118.9)	-2.5%	(18.9)	-1.4%
Discontinued Operations, Net of Tax		23.9	0.5%	(2.2)	-0.2%
Adjusted Net Income (b)	$	552.6	11.7%	$	134.6	9.6%

Reconciliation of Adjusted Earnings per Share

		June 30, 2007		July 1, 2006
GAAP EPS (a)	$	0.68	$	0.57
Cost of Revenues Charges, Net of Tax (c)		0.07		-
Restructuring and Other Costs, Net of Tax (d)		0.03		0.05
Amortization of Acquisition-related Intangible Assets, Net of Tax		0.42		0.20
Amortization of Acquisition-related Intangible Assets, Net of Tax – Equity Investments		-		-
Discontinued Operations, Net of Tax		0.05		(0.01)
Adjusted EPS (b)	$	1.25	$	0.81

Segment Data

(In millions except percentage amounts)		Six Months Ended			
		June 30, 2007	% of Revenues	July 1, 2006	% of Revenues
Revenues					
Analytical Technologies	$	2,044.7	43.3%	$ 1,036.1	74.1%
Laboratory Products and Services		2,850.2	60.3%	361.7	25.9%
Eliminations		(170.8)	-3.6%	-	0.0%
Consolidated Revenues	$	4,724.1	100.0%	$ 1,397.8	100.0%
Operating Income and Operating Margin					
Analytical Technologies	$	395.5	19.3%	$ 149.0	14.4%
Laboratory Products and Services		384.6	13.5%	51.9	14.3%
Subtotal Reportable Segments		780.1	16.5%	200.9	14.4%
Cost of Revenues Charges (c)		(47.6)	-1.0%	(1.3)	-0.1%
Restructuring and Other Costs, Net (d)		(15.7)	-0.3%	(8.4)	-0.6%
Amortization of Acquisition-related Intangible Assets		(281.4)	-6.0%	(51.2)	-3.7%
GAAP Operating Income (a)	$	435.4	9.2%	$ 140.0	10.0%

Pro Forma Data (unaudited) (h)

(In millions except percentage amounts)		Six Months Ended	
		July 1, 2006	% of Revenues
Pro Forma Revenues (h)			
Analytical Technologies	$	1,787.6	41.7%
Laboratory Products and Services		2,650.7	61.9%
Eliminations		(153.2)	-3.6%
Pro Forma Combined Revenues		4,285.1	100.0%
Pre-merger Fisher Scientific Results, Net of Eliminations		(2,887.3)	
GAAP Consolidated Revenues (a)	$	1,397.8	
Pro Forma Operating Income and Operating Margin (h)			
Analytical Technologies	$	300.7	16.8%
Laboratory Products and Services		304.7	11.5%
Other/Eliminations		(0.9)	
Pro Forma Adjusted Combined Operating Income (b)		604.5	14.1%
Pre-merger Fisher Scientific Results Included Above		(403.6)	
Adjusted Operating Income (b)		200.9	14.4%
Cost of Revenues Charges (c)		(1.3)	-0.1%
Restructuring and Other Costs, Net (d)		(8.4)	-0.6%
Amortization of Acquisition-related Intangible Assets		(51.2)	-3.7%
GAAP Operating Income (a)	$	140.0	10.0%

(a) "GAAP" (reported) results were determined in accordance with U.S. generally accepted accounting principles (GAAP).

(b) Adjusted results are non-GAAP measures and exclude certain charges to cost of revenues (see note (c) for details); amortization of acquisition-related intangible assets; restructuring and other costs, net (see note (d) for details); the tax consequences of the preceding items (see note (e) for details); and results of discontinued operations.

(c) Reported results in 2007 include $47.6 primarily for charges for the sale of inventories revalued at the date of acquisition. Reported results in 2006 include $1.3 of accelerated depreciation on manufacturing assets abandoned due to facility consolidations.

(d) Reported results in 2007 and 2006 include restructuring and other costs, net, consisting principally of severance, abandoned facility and other expenses of real estate consolidation, net of net gains in 2006 on the sale of product lines and abandoned facilities.

(e) Reported provision for income taxes includes $118.9 and $18.9 of incremental tax benefit in 2007 and 2006, respectively, for the pre-tax reconciling items between GAAP and adjusted net income.

(f) Consolidated depreciation expense in 2007 and 2006 is $91.0 and $25.2, respectively.

(g) Consolidated equity compensation expense included in both reported and adjusted results is $26.1 and $13.0 in 2007 and 2006, respectively. The expense was included as follows: in 2007, cost of revenues $2.1, selling, general and administrative expenses $22.9, and research and development expenses $1.1; and in 2006, cost of revenues $1.3, selling, general and administrative expenses $11.0, and research and development expenses $0.7.

(h) Pro forma results combine the results of the company with the pre-merger results of Fisher Scientific International Inc. Equity compensation expense of $37.7 is included in the pro forma 2006 results as follows: cost of revenues $1.4, selling, general and administrative expenses $35.3, and research and development expenses $1.0.

Condensed Consolidated Balance Sheet (unaudited)

(In millions)		Jun. 30, 2007		Dec. 31, 2006
Assets				
Current Assets:				
Cash and cash equivalents	$	951.2	$	667.4
Short-term investments		22.7		23.8
Accounts receivable, net		1,422.5		1,392.7
Inventories		1,183.2		1,164.5
Other current assets		427.5		411.1
Total current assets		4,007.1		3,659.5
Property, Plant and Equipment, Net		1,228.5		1,256.7
Acquisition-related Intangible Assets		7,208.0		7,511.6
Other Assets		276.9		309.4
Goodwill		8,551.6		8,525.0
Total Assets	$	21,272.1	$	21,262.2
Liabilities and Shareholders' Equity				
Current Liabilities:				
Short-term obligations and current maturities of long-term obligations	$	24.8	$	483.3
Other current liabilities		1,578.2		1,669.0
Total current liabilities		1,603.0		2,152.3
Other Long-term Liabilities		2,959.6		3,017.4
Long-term Obligations		2,177.7		2,180.7
Total Shareholders' Equity		14,531.8		13,911.8
Total Liabilities and Shareholders' Equity	$	21,272.1	$	21,262.2